UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

6K
News Release dated June 1st, 2010

BONTAN CORPORATION INC.
47 Avenue Rd. Suite 200
Toronto, ON
M5R 2G3

NEWS RELEASE

OPERATOR IS APPOINTED FOR MYRA AND SARA OFFSHORE OIL AND GAS LICENSES

Toronto, Ontario, June 1, 2010 – Bontan Corporation Inc. (OTCBB: BNTNF, FSE: BZ3) (”The Company”, “Bontan”) is pleased to announce the following:

347/Myra and 348/Sara Licenses

Geoglobal Resources (India) Inc. (“GGR”, “The Operator”) has been appointed as operator for the two offshore licenses, 347 ”Myra” and 348 “Sara”, in which Bontan holds an indirect 11% net working interest through its interest in Israel Petroleum Company Ltd. (“IPC”).  An application was submitted on May 20, 2010 to the Petroleum Commissioner to approve transfer and registration of the participation rights in the two licenses.

GGR is a wholly owned subsidiary of Geoglobal Resources Inc.  The publicly traded oil and gas company is headquartered in Calgary, Alberta and it trades on the American Stock Exchange under the symbol AMEX: GGR.  GGR is currently involved in the exploration of oil and natural gas reserves in four geological basins located offshore and onshore in India. GGR will acquire a 5% working interest in the two licenses from the existing partners proportionately from their respective shares. Thus, Bontan’s indirect working interest in the two licenses, through its 76.79% interest in IPC, will change from 11% to 10.450% upon such acquisition. GGR is also given an option to acquire an additional 5% of the Sara and Myra licenses from the existing partners in accordance with their relative share in the transfer request. GGR will pay their share of expenses incurred by the existing partners to date.  A joint Operating Agreement will be signed with GGR within sixty days.

GGR has applied separate from IPC and its partners, for the “Samuel” License, an additional license located within the territorial waters of the State of Israel.  As per the agreement signed between IPC and its partners and GGR, as operator, GGR has agreed to grant the existing partners of the Sara and Myra licenses an option to purchase up to 12.5% in accordance with their pro rata share if the license is granted to GGR by the Petroleum Commissioner. The exact cost of acquisition is not yet determined.

Michal License (within Benjamin Permit)

An application has been submitted with the Ministry of Petroleum for the “Michal” license where GGR is named as operator with a 5% working interest. If granted Bontan’s share will be 10.450%.  The Operator is again granted an option to acquire an additional 5% from the remaining partners in accordance with their pro rata part in the license request. The Operator will have to pay, if they decide to exercise the option, for each 1% of the additional participation rights, half of the existing partners incurred expenses incurred to the date of the application.

Kam Shah CEO of Bontan commented “We are very pleased that GGR has agreed to become our operator.  They bring significant experience and expertise in deep water exploration that will allow our group to ultimately maximize our drilling opportunities in the East Med.  We look forward to a successful partnership.”

About The Offshore Israel Project

The Offshore Israel Project is comprised of two Licenses – Sara and Myra.  These licenses cover approximately 310 square miles and are located in the Levantine Basin near the recent 6.3 TCF Tamar 1, Tamar 2, and the Dalit natural gas discoveries by Noble Energy Inc.

The rights to licences are held by a group comprising of Bontan’s majority-owned, Israel Petroleum Company, Limited (“IPC”), Tel Aviv-based Emanuelle Energy Ltd. (“Emanuelle”), IDB-DT Energy (2010) Ltd. (“IDB-DT”), and PBT under an Agreement entered into on March 24, 2010.

The rights to licenses are currently listed in PetroMed’s name on the registry maintained by the Israel Ministry of National Infrastructures (“MNI”). PetroMed is now effectively controlled by one of the group members and has given unconditional release to the group for transfer of its rights. Conditioned on the MNI’s transfer approval, IPC, Emanuelle IDB-DT, and PBT will receive respective working interests on the Registry of 14.325%, 50.865%, 25.56%, and 9.25% in PetroMed’s share of the Licenses.

The Prospective Resource Evaluation Report prepared in accordance with National Instrument 51-101, Section 5.9 standards for review and assessment of prospective resources has been updated as of May 1, 2010 by Chapman Petroleum Engineering Ltd, an independent Calgary based consulting firm (http://www.chapeng.ab.ca/). According to this report, below is an extract from the report relating to the before and after risk values of the evaluated prospects using forecast prices and costs:

Company Net Value, US Dollars, Sara and Myra Licenses
	Before Risk Combined Prospects	After Risk Combined Prospects
Undiscounted	$2.7 billion	$807 million
Discounted @ 5%/year	$1.4 billion	$410 million
Discounted @ 10%/year	$765 million	$220 million

About Bontan Corporation Inc.

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects.  Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, refer to our website www.bontanoilandgas.com or contact John Robinson at (416) 860-0211.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan’s current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur.  Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, including:  the effect of economic and political developments in Israel;  the discretion of the MNI to cancel, extend the time for compliance with or otherwise waive requirements of, the Licenses or to reinstate the Permit;  the discretion of the MNI to officially transfer the Licenses on the Registry to IPC and our other partners; the reliance on Emanuelle, IDB-DT and IPC, as well as third-party consultants and contractors, to develop the Project;  the ability of Bontan and IPC to raise sufficient capital and demonstrate adequate financial capability to the MNI, and the associated dilution to current investors’ interests associated with the issuance of additional debt and equity securities;  the risk that the Data may show or suggest, or that the License sites ultimately may contain no, or limited amounts of, hydrocarbons;  the volatility in commodity prices for crude oil and natural gas;  the presence or recoverability of estimated reserves;  the potential unreliability or other effects of geological and geophysical analysis and interpretation;  exploration and development, drilling and operating risks;  competition for development of the Project;  environmental risks;  government regulation or other action;  potential disruption from terrorist activities or warfare in the region or at the Project site;  general economic conditions;  and other risks we identify from time to time in our filings with the U.S. Securities and Exchange Commission and securities regulators in Canada.  Bontan assumes no obligation and expressly disclaims any duty to update the information in this Press Release.